PROXY VOTING AT BANK OF NEW YORK MELLON
Commentary on Shareholder Resolution Seeking a Review of Proxy Voting Record

Friends Fiduciary Corporation seeks your support1 for Item 5 on the Bank of New York Mellon (“BNY”, “BNY Mellon,” or “the Company”) 2018 proxy ballot. The resolved clause states:

“Shareowners request that the Board of Directors issue a report on proxy voting and climate change to shareholders prepared at reasonable cost and omitting proprietary information.”

We are the lead filers of this proposal, which has been co-filed by a number of other concerned investors, including Mercy Investment Services, United Church Funds, and Daniel Altschuler.

Our Rationale to vote FOR and Rebuttal to the Company’s Opposition Statement and follows:

SUMMARY

•
Climate change poses investment risks. Large asset managers (and BNY Mellon peers) are increasingly asking for climate-related disclosures from portfolio companies, and voting for shareholder proposals that request such disclosure.

•
BNY Mellon’s Proxy Voting and Governance Committee recommends that its boutiques vote against virtually all climate-related shareholder resolutions, including those asking for increased disclosure around business risks posed by climate change.

•	Voting for climate-related shareholder proposals is aligned with fiduciary duty and does not represent a social objective.
•	The voting record of BNY Mellon and its subsidiaries contradicts the company’s public statements and commitments about the significance of climate change in its operations and portfolios.
•
We do not, as the company claims, “conflate BNY Mellon’s position on climate change with the separate proxy voting practices of our subsidiaries that act as investment advisers”—we are concerned that BNY Mellon’s Proxy Voting and Governance Committee, which recommends votes for many of BNY Mellon’s subsidiaries, is recommending against virtually all climate-related proposals.

•	This proposal is not burdensome, as according to the company, it conducts much of this analysis already on a case-by-case basis.

1 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event.  Friends Fiduciary Corporation urges shareholders to vote for Item 5 following the instruction provided on the management’s proxy mailing.

Climate change poses risk to portfolios.

Climate change is globally recognized as a reality by both scientists and governments. Intergovernmental Panel on Climate Change (IPCC) reports2 and peer-reviewed studies3 that show that 97% of scientists agree that humans are causing global warming, “equivalent to the level of agreement among scientists today that smoking causes cancer.”4

Climate change is also increasingly, widely acknowledged as carrying significant investment risks and opportunities. A taskforce created by the G20’s Financial Stability Board (the Task Force on Climate-related Financial Disclosures, or TCFD) concluded in late 2016 that climate change presents “significant” risks to companies and the global economy, and that disclosures are imperative for investors to understand how portfolio companies are dealing with climate-related risks and opportunities. 5 Many large asset managers have begun to explicitly consider the effects of climate risk and opportunity on their portfolio, using proxy voting to communicate the need for disclosure to investors on key climate issues.6

Proxy voting on climate-related shareholder proposals is a primary avenue for investors to communicate with companies, including disclosure of a company’s management of climate-related risks and opportunities.
In the words of a former SEC chair, “one of the most important ways that shareholders have to express their views to company management is through the annual proxy process.”7 Investors often do not have enough information to make informed decisions regarding the companies they own, and use the proposal process as a key mechanism to communicate to companies the importance of taking these risks into account. Votes for 2 degree scenario analyses passed at Exxon Mobil and Occidental Petroleum in 2017 underscore growing investor concern, as do the voting records of many of BNY Mellon’s peers (outlined below).8

BNY Mellon’s Proxy Voting and Governance Committee consistently recommends that its subsidiaries vote against virtually all  environmental resolutions, even when there is a strong business case supporting the resolution.
BNY Mellon maintains that the Proxy Voting and Governance Committee reviews environmental proposals on a case-by-case basis, supporting those that would reasonably be expected to enhance long-term stockholder value.

2 IPCC, 2013: Climate Change 2013: The Physical Science Basis. Contribution of Working Group I to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change [Stocker, T.F., D. Qin, G.-K. Plattner, M. Tignor, S.K. Allen, J. Boschung, A. Nauels, Y. Xia, V. Bex and P.M. Midgley (eds.)]. Cambridge University Press, Cambridge, United Kingdom and New York. http://www.climatechange2013.org/, accessed March 26, 2018.
3 John Cook et. al., “Consensus on consensus: a synthesis of consensus estimates on human-caused global warming,” Environmental Research Letters 11, no. 4 (2007).  http://iopscience.iop.org/article/10.1088/1748-9326/11/4/048002, accessed March 26, 2018.
4 “Scientists Agree: Global Warming is Happening and Humans are the Primary Cause,” Union of Concerned Scientists, January 8, 2018, https://www.ucsusa.org/global-warming/science-and-impacts/science/scientists-agree-global-warming-happening-humans-primary-cause#.WrPP1S7wbcs, accessed March 26, 2018.
5 Recommendations of the Task Force on Climate-related Financial Disclosures, Financial Stability Board, 2016, https://www.fsb-tcfd.org/wp-content/uploads/2016/12/16_1221_TCFD_Report_Letter.pdf, accessed March 26, 2018.
6 Ed Crooks and Attracta Mooney, “Top investment groups push for action on climate risks,” Financial Times, October 1, 2017, https://www.ft.com/content/48ad5476-a6aa-11e7-ab55-27219df83c97 , accessed March 26, 2018.
7 Mary Jo White, “Building Meaningful Communication and Engagement with Shareholders,” (speech, Society of Corporate Secretaries and Governance Professionals, Chicago, IL, June 25, 2015), Securities and Exchange Commission,  https://www.sec.gov/news/speech/building-meaningful-communication-and-engagement-with-shareholde.html, accessed March 26, 2018.
8 Steven Mufson, “Financial firms lead shareholder rebellion against ExxonMobil climate change policies,” The Washington Post, May 31, 2017, https://www.washingtonpost.com/news/energy-environment/wp/2017/05/31/exxonmobil-is-trying-to-fend-off-a-shareholder-rebellion-over-climate-change/?utm_term=.033082367b28, accessed March 26, 2018.

Each year, there are numerous opportunities for BNY Mellon’s subsidiaries to support value enhancing proposals, yet they consistently fail to do so. Their proxy voting committee traditionally, overwhelmingly recommends no votes on these resolutions to their boutique investment divisions. In 2012, they voted against 100% of climate-related shareholder proposals.9 In 2013, they voted against 100% of climate-related shareholder proposals.10 In 2014, they voted against 100% of climate-related shareholder proposals.11 In 2015, they voted against 98% of climate-related shareholder proposals.12 In 2016, they voted against 96% of climate-related shareholder proposals.13 And in 2017 they voted against 90% of climate-related shareholder proposals.14 The small percentage of “for” votes came from BNY Mellon investment boutiques which supported the resolutions despite recommendations from the proxy voting committee.

BNY Mellon says it supports resolutions that “[align] the interests of a company’s management and board of directors with those of the company’s shareholders.”15Is it that nearly all climate-related proposals do not enhance long-term value or mitigate risk? Given the clear scientific, evidence-based long-term risks posed by climate change, this seems extremely unlikely. Proxy advisory firms such as ISS and Glass Lewis undertake rigorous analysis of proposals and recommend how to vote on each of them, based on protecting shareholder value. In 2017, ISS voted “for” 82.1% of climate change-related shareholder proposals.16 This clearly shows that a substantial number of climate and environment related proposals are considered value enhancing by ISS, yet BNY Mellon’s proxy voting committee recommended no votes and its subsidiaries are consistently voting against nearly all of them.

Examples of value-enhancing climate-related shareholder proposals in 2017 include proposals requesting climate strategy assessments for a 2 degree Celsius warming scenarios at The Southern Company (received 46% vote), PPL Corp (received 57% vote) and Duke Energy (received 46% vote) among many others.

In its response to the shareholder proposal, the board states that “the proposal erroneously conflates BNY Mellon’s position on climate change with the separate proxy voting practices of our subsidiaries that act as investment advisers.” While it is true that certain subsidiaries have separate voting practices and procedures (including Meriten, Insight, and Newton), most of BNY’s subsidiaries are part of BNY Mellon’s Proxy Voting and Governance Committee and thus participate in and take recommendation on votes. We are concerned that the recommendations of the Proxy Voting and Governance Committee consistently fail to take into account the long-term, significant business risks posed by climate change.

9 Robert Kropp, “Shareholder support for environmental resolutions hits 10-year high,” GreenBiz, August 22, 2013,  https://www.greenbiz.com/news/2013/08/22/shareholder-support-environmental-resolutions-10-year-high , accessed March 26, 2018.
10 “Mutual fund companies show record high support for climate change shareholder resolutions,” Ceres, February 20, 2014, https://web.archive.org/web/20141014170704/https://www.ceres.org/press/press-releases/mutual-fund-companies-show-record-high-support-for-climate-change-shareholder-resolutions, accessed March 26, 2018.
11 Rob Berridge and Jackie Cook, “Is Your Mutual Fund a Climate Change Denier or Climate Champion?,” Ceres, March 15, 2016, https://web.archive.org/web/20170116203838/https://www.ceres.org/press/blog-posts/is-your-mutual-fund-a-climate-change-denier-or-climate-champion/ , accessed March 26, 2018.
12 Rob Berridge, “Is Your Mutual Fund Taking Climate Change Seriously?,” Ceres, January 6, 2017, https://www.ceres.org/news-center/blog/your-mutual-fund-company-taking-climate-change-seriously , accessed March 26, 2018.
13 Ibid.
14 Rob Berridge, “Four Mutual Fund Giants Begin to Address Climate Change Risks in Proxy Votes: How About Your Funds?,” Ceres, December 21, 2017, https://www.ceres.org/news-center/blog/four-mutual-fund-giants-begin-address-climate-change-risks-proxy-votes-how-about, accessed March 26, 2018.
15 Bank of New York Mellon, “Introduction to BNY Mellon’s Proxy Voting and Governance Committee,” https://www.bnymellon.com/_global-assets/pdf/investment-management/introduction-to-bny-mellon's-proxy-voting-and-governance-committee.pdf, accessed March 26, 2018.
16 Ronald O. Mueller and Elizabeth Ising; Gibson, Dunn & Crutcher LLP, “Shareholder Proposal Developments During the 2017 Proxy Season,” Harvard Law School Forum on Corporate Governance and Financial Regulation, July 12, 2017, https://corpgov.law.harvard.edu/2017/07/12/shareholder-proposal-developments-during-the-2017-proxy-season/ , accessed March 26, 2018.

BNY Mellon’s proxy voting policy runs counter to its public statements and commitments acknowledging the significance of climate risk in its operations and investments.
In 2013, BNY’s Mellon Capital Management became a signatory to the UN Principles for Responsible Investment (PRI). Mellon Capital’s CEO, Gabriela Parcella, noted that becoming a signatory signaled their “commitment to remain focused on these long term risks.” She added, “considering ESG issues enhances [their] ability to generate attractive risk-adjusted returns for [their] clients.” The president of BNY Mellon Investment Management, Mitchell Harris, agreed, saying, “ESG factors may influence long-term returns. They no longer are a niche studied only by sustainable investment specialists.” Several other BNY Mellon subsidiaries have signed onto the UN PRI as well.17

As part of Principle 2 of the UNPRI, signatories pledge to “be active owners and incorporate ESG issues into our ownership policies and practices.” Principle 3 states: “we will seek appropriate disclosure on ESG issues by the entities in which we invest” and includes language resolving to “support shareholder initiatives and resolutions promoting ESG disclosure.”18 In largely failing to vote in favor of climate-related shareholder proposals, BNY Mellon is going against its own public commitments and statements of concern regarding the broad-reaching impact of climate risk on its investments. While we appreciate that the firm has made significant public commitments to reduce emissions in its own physical operations, we view its climate-related proxy voting as an entirely separate issue, having to do with risk management in its portfolios.

In recommending votes against virtually all climate-related resolutions, BNY is exposing itself to increasing competitive and reputational risk.
Many of BNY’s investment peers have proactive proxy voting policies and practices taking into account climate change risk. A number of competitors have long supported the majority of climate change-related proposals. Several notable peers all support a dramatically higher share of reasonable climate change-related shareholder proposals, including Wells Fargo (supported 78% of climate-related proposals in 2017), Northern Trust (60%), Morgan Stanley (67%), and State Street (37%).19  And BlackRock and Vanguard have just expanded their climate engagements and reviewed their proxy voting on climate, with CEO Larry Fink’s 2018 Letter to CEOs directly communicating an increased focus on the financial implications of ESG.

In appearing behind the curve when it comes to climate, BNY Mellon risks alienating millennials, who Ernst & Young has noted are poised to inherit $30 trillion and who represent a significant portion of the increasing demand for consideration of ESG factors in investment.20 ESG strategies now represent one out of every five dollars under management in the US.21 In addition, an increasing number of asset owners who are members of PRI are asking their asset managers to disclose and evaluate their proxy voting.

17 Bank of New York Mellon, “Mellon Capital Becomes Signatory to UN-Backed Principles for Responsible Investment,” August 20, 2013,  https://www.bnymellon.com/us/en/newsroom/news/press-releases/mellon-capital-becomes-signatory-to-un-backed-principles-for-responsible-investment.jsp , accessed March 26, 2013.
18 Principles for Responsible Investment, “About the PRI: What are the Principles for Responsible Investment?,” https://www.unpri.org/about/the-six-principles , accessed March 26, 2018.
19 Berridge, “Four Mutual Fund Giants Begin to Address Climate Change Risks in Proxy Votes…”
20 Ernst & Young, “Sustainable investing: the millennial investor,” 2017, p 1, http://www.ey.com/Publication/vwLUAssets/ey-sustainable-investing-the-millennial-investor-gl/%24FILE/ey-sustainable-investing-the-millennial-investor.pdf , accessed March 26, 2018.
21 United States Sustainable Investment Forum, “Report on US Sustainable, Responsible, and Impact Investing Trends,” 2016, p. 5, http://www.ussif.org/files/SIF_Trends_16_Executive_Summary(1).pdf , accessed March 26, 2018.

Taking climate risk into account is a financial imperative which aligns with fiduciary duty.
In its response to this resolution, the Board of Directors points out that our shareholder proposal, if passed, would “elevate the social objectives of BNY Mellon over the obligation of the Member Firms to vote proxies on a consideration of their clients’ best interests. Our Member Firms’ proxy voting records reflects [sic] a thoughtful, case-by-case approach consistent with their fiduciary duties.” We argue that taking climate risk into account is a financial objective, not a social one. Effective management of climate risk and opportunity is inarguably tied to long term value creation, and acting to reduce portfolios’ risk exposure and protect client investments by appropriately exercising proxy voting rights is fundamental to fiduciary duty.

Given the various statements made by BNY and subsidiaries, their status as PRI signatories, the empirically demonstrated ability of ESG issues to impact financial performance of portfolio companies, the current competitive landscape and practices of BNY’s peers, and the apparent disconnect between BNY’s own proxy voting guidelines and actual proxy votes, requesting a report is reasonable request in our view. A review and disclosure on the company’s voting practices to ensure their alignment with long-term value creation is critical to the ability of shareholders to make informed decisions and understand the risks of their investment in BNY Mellon.

Implementing the proposal would not be burdensome.
BNY claims that implementing the proposal would require substantial resources to analyze each voting decision made by their Member firms. While it is certainly true that some resources would be required, it is doubtful that they would be as substantial and onerous as BNY Mellon claims, especially since BNY states they already do a case by case analysis of votes, and uses a number of research firms that provide relevant information. This report asks for a review of a small subset of all of the voting decisions made (those around climate-related shareholder proposals, approximately 150 in 2017) – not every single vote.

Such a report is in the best interest of all shareholders, since shareholders depend on information related to the risk exposure of their investments. The resolution raises concerns about BNY’s proxy voting and its apparent inconsistency with BNY’s own guidelines and the long-term risks posed by climate change. As investors in BNY Mellon, we believe it is critical that we receive more substantial information and explanation about their proxy voting recommendations on climate.

BACKGROUND

Climate change for public companies

Changes in the global climate system pose a range of risks to companies across geographies and sectors.

Physical risks include higher chances of more frequent and more severe weather events, including storms and hurricanes, droughts, and flooding. These events can damage infrastructure, adversely impact operations and transportation, and alter resource availability and pricing across supply chains. Likewise, the prevalence of numerous diseases is expected to increase and spread, as conditions in more regions become more favorable for disease vectors such as mosquitoes and contaminated water. These impacts are likely to reduce productivity and increase workforce-related costs.

The same risks will impact demand as well. As physical climate impacts continue to develop and intensify, the costs associated with their mitigation and adapting to them will also rise. These costs will likely be ultimately borne by consumers and tax-payers, which could easily influence consumer preferences, ability to pay for many goods and services, and demand itself.

Regulatory and legal risks for companies are already increasing, as more and more governments from the local level to the national and international levels move to limit the release of climate changing greenhouse gases. Leading innovative companies have started measuring and managing emissions from their own operations, as well as emissions beyond their gates from their supply chains and full product lifecycles. In so doing, they have found various benefits, including new market opportunities, cost savings, enhanced brand value, and greater resilience.

Not all companies have started addressing their emissions, however, and such companies may be exposed to increasing risks and costs related to compliance, as well as increasing risks of litigation. Further, their lack of action contributes to the continued emission of the risk-promoting agent itself: greenhouse gases. Thus they are not only failing to reduce their risk exposure, but they are increasing their exposure as well as the exposure of other companies and individuals worldwide. All of these factors carry potential reputational risk, especially as stakeholder expectations change in tandem with a changing world.22

Please contact Kate Monahan, Shareholder Engagement Associate at Friends Fiduciary (215-241-7272 or kmonahan@friendsfiduciary.org) or Timothy Smith, Director of Environmental Social and Governance Shareowner Engagement at Walden Asset Management (tsmith@bostontrust.com or 617-726-7155) with any questions.

22 Hauke Engel, Per-Anders Enkvist, and Kimberly Henderson, “How companies can adapt to climate change,” McKinsey & Company, July 2015, https://www.mckinsey.com/business-functions/sustainability-and-resource-productivity/our-insights/how-companies-can-adapt-to-climate-change , accessed March 26, 2018.